SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                              CNL Income Fund, Ltd.
                            CNL Income Fund II, Ltd.
                            CNL Income Fund III, Ltd.
                            CNL Income Fund IV, Ltd.
                             CNL Income Fund V, Ltd.
                            CNL Income Fund VI, Ltd.
                            CNL Income Fund VII, Ltd.
                           CNL Income Fund VIII, Ltd.
                            CNL Income Fund IX, Ltd.
                             CNL Income Fund X, Ltd.
                            CNL Income Fund XI, Ltd.
                            CNL Income Fund XII, Ltd.
                           CNL Income Fund XIII, Ltd.
                            CNL Income Fund XIV, Ltd.
                            CNL Income Fund XV, Ltd.
                            CNL Income Fund XVI, Ltd.
                           CNL Income Fund XVII, Ltd.
                           CNL Income Fund XVIII, Ltd.

                          (Names of Subject Companies)

  SUTTER OPPORTUNITY FUND, LLC; SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL
       MANAGEMENT, LLC; SUTTER ACQUISITION FUND, LLC; and ROBERT E. DIXON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

          Subject Company                             CUSIP Number

          CNL Income Fund, Ltd.                       125 928 507
          CNL Income Fund II, Ltd.                    125 928 200
          CNL Income Fund III, Ltd.                   125 928 879
          CNL Income Fund IV, Ltd.                    125 928 838
          CNL Income Fund V, Ltd.                     125 928 861
          CNL Income Fund VI, Ltd.                    125 928 309
          CNL Income Fund VII, Ltd.                   125 928 853
          CNL Income Fund VIII, Ltd.                  125 928 408
          CNL Income Fund IX, Ltd.                    125 928 846
          CNL Income Fund X, Ltd.                     125 928 606
          CNL Income Fund XI, Ltd.                    125 928 101
          CNL Income Fund XII, Ltd.                   125 928 705
          CNL Income Fund XIII, Ltd.                  125 928 804
          CNL Income Fund XIV, Ltd.                   125 928 887
          CNL Income Fund XV, Ltd.                    125 928 812
          CNL Income Fund XVI, Ltd.                   125 928 820
          CNL Income Fund XVII, Ltd.                  125 928 796
          CNL Income Fund XVIII, Ltd.                 125 928 788

                    (CUSIP Numbers of Classes of Securities)

                             -----------------------

                                               Copy to:
Robert Dixon                                   Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                 Derenthal & Dannhauser
150 Post Street, Suite 320,                    One Post Street, Suite 575
San Francisco, California 94108                San Francisco, California  94104
(415) 788-1444                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)


[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $3,561.00
         Form or Registration Number: Schedule TO
         Filing Party: Above named Bidders
         Date Filed: October 30, 2001


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         The Schedule TO filed by SUTTER OPPORTUNITY FUND, LLC; SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL MANAGEMENT, LLC; and CNL ACQUISITION FUND, LLC on October 30, 2001, and amended as of November 8, 2001, is hereby further amended as set forth below. Except as so amended, all of the terms of the Offer and all disclosure set forth in the Schedule previously filed remain unchanged.

         The Expiration Date has been extended to December 31, 2001.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Amended Offer to Purchase dated October 30, 2001

         (a)(6)   Press Release

















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



                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 13, 2001

SUTTER OPPORTUNITY FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


SUTTER ACQUISITION FUND, LLC, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


/s/ ROBERT DIXON
-----------------------------------------
 ROBERT E. DIXON




















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



                                  EXHIBIT INDEX


Exhibit           Description                                             Page

(a)(1)   Amended Offer to Purchase dated October 30, 2001

(a)(6)   Press Release